OMB APPROVAL
OMB Number: 3235-0058
Expires: April 30, 2009
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER
1-6615

CUSIP NUMBER
868168105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	July 1, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Superior Industries International, Inc.

Full Name of Registrant

Former Name if Applicable
7800 Woodley Avenue

Address of Principal Executive Office (Street and Number)
Van Nuys, CA 91406

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Despite diligent efforts, the work necessary to complete the accounting and reporting of income taxes for certain complex transactions, including the accounting and reporting related to certain valuation allowances related to foreign tax credits and completion of transfer pricing studies related to our operations in Mexico, as well as assessing the impact of those matters on our liabilities for uncertain tax positions, could not be completed without unreasonable expense and effort in sufficient time to permit filing of the Company’s Quarterly Report on Form 10-Q for the three and six months ended July 1, 2007 on the scheduled due date of August 10, 2007.

The Company expects that it will be able to complete the remaining work described above in time for the Company to file its Form 10-Q for the three and six months ended July 1, 2007 within the five-day extension provided by Rule 12b-25.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Emil J. Fanelli	818	902-2700
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As the Registrant previously announced, for the three months ended July 1, 2007, revenues increased 16.1% to $255,217,000 from $219,880,000 for the second quarter of 2006. Revenues for the six months ended July 1, 2007, increased 24.0% to $500,092,000 from $403,405,000 for the same period last year. For the second quarter of 2007, our net income is currently estimated at $3,035,000, or $0.11 per diluted share, compared to $2,107,000, or $0.08 per diluted share, for the second quarter of the prior year. For the six months ended July 1, 2007, our current estimate of net income is $4,889,000, or $0.18 per diluted share, compared to net income of $3,217,000, or $0.12 per diluted share, for the first six months of 2006.

SUPERIOR INDUSTRIES INTERNATIONAL, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 13, 2007	By	/s/ Emil J. Fanelli

Emil J. Fanelli
Chief Accounting Officer and acting Chief Financial Officer